Guardian Athletics, Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 1,122.70	$ 2,050.06
Accounts Receivable	107,041.60	70,496.35
Inventory	52,900.00	-
Total current assets	161,064.30	72,546.41
Accumulated Amortization	(5,118.87)	(3,514.00)
Accumulated Depreciation	(46,668.32)	(26,149.00)
Machinery and Equipment	183,424.00	182,949.00
Patent	24,072.72	24,072.72
Total fixed assets	155,709.53	177,358.72
Total assets	$ 316,773.83	249,905.13
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	$ 26,978.27	$ 104,653.28
Credit Cards	12,756.67	19,313.80
Accrued Officer Salary	642,230.99	479,731.00
Accrued Interest Payable	11,824.08	11,824.08
Tax Payable	278.50	42.00
Total current liabilities	694,068.51	- 615,564.16
Deed Loan	40,633.37	49,166.67
J Chambers Loan	303,267.87	307,967.87
Pioneer Bank SBA	149,281.25	-
Due to investor	130,000.00	-
Total long term liabilities	623,182.49	357,134.54
Total Liabilities	1,317,251.00	972,698.70
Total Members Equity	-	(722,793.57)
Common stock, no par value; 10,000,000 shares authorized, 4,068,500 issued and outstanding	-	-
Paid-in-capital	-	-
Accumulated deficit	(1,000,477.17)	-
Total shareholders' deficit	(1,000,477.17)	(722,793.57)
Total liabilities and shareholders' deficit	$ 316,773.83	$ 249,905.13